PYXIS TANKERS INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS – MAY 11, 2022 2:30 PM GMT

CONTROL ID:
REQUEST ID:

The shareholder(s) hereby appoint(s) Henry P. Williams and Konstantinos Lytras, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of PYXIS TANKERS INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 2:30 PM, GMT on May 11, 2022, at Nasdaq, 22 Bishopsgate, 18th Floor, London, EC2N 4BQ, United Kingdom, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendation.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

VOTING INSTRUCTIONS

If you vote by phone, fax or internet, please DO NOT mail your proxy card.

MAIL:	Please mark, sign, date, apply postage and return this Proxy Card promptly using the enclosed envelope.
FAX:	Complete the reverse portion of this Proxy Card and Fax to **202-521-3464.**
INTERNET:	https://www.iproxydirect.com/PXS
PHONE:	Call toll free 1-866-752-VOTE (8683)

→ Please ensure you fold then detach and retain this portion of this Proxy →

ANNUAL MEETING OF THE SHAREHOLDERS OF PYXIS TANKERS INC.

PLEASE COMPLETE, DATE, SIGN, APPLY POSTAGE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proposal 1 →	**FOR**	**AGAINST**
To elect one Class II Director to serve for a term of three years until our 2025 Annual Meeting of Shareholders		
Aristides J. Pittas	☐	☐

CONTROL ID:
REQUEST ID:

Proposal 2 →	**FOR**	**AGAINST**	**ABSTAIN**
To approve one or more amendments to Pyxis Tankers Inc.'s Articles of Incorporation to effect one or more reverse stock splits of the Pyxis Tankers Inc.'s issued common stock, at a ratio of not less than one-for-four and not more than one-for-ten and in the aggregate at a ratio of not more than one-for-ten	☐	☐	☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING: ☐

MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):

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THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF BOTH PROPOSAL 1 AND PROPOSAL 2.

UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF PROPOSAL 1 AND PROPOSAL 2 UNLESS A CONTRARY VOTE IS SPECIFIED.

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: _______________________, 2022

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(Print Name of Shareholder and/or Joint Tenant)

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(Signature of Shareholder)

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(Second Signature if held jointly)